DORATO RESOURCES INC.

Suite 507 – 837 West Hastings Street

Vancouver, BC   V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

CUSIP No. 258128 10 7

NEX Trading Symbol:  DRI.H

Shares Outstanding:  6,793,187

For Immediate Release

December 19, 2007

Trading Symbol: DRI.H – NEX

CORPORATE UPDATE

Vancouver, Canada- Dorato Resources Inc. (“Dorato”) previously announced on November 19, 2007 that it had entered into five option agreements to acquire 69 mineral claims covering Peruvian extensions of the emergent Cordillera del Condor Gold (CdC) Copper Belt (the “Mineral Claims”). This news release is intended to update and supplement the November 19, 2007 release.

In accordance with the TSX Venture Exchange policies, the acquisition by Dorato of the Mineral Claims will constitute a change of business to the mining sector and will require Dorato to satisfy applicable TSX Venture Exchange requirements, including shareholder approval and preparation of a Filing Statement. As previously announced, Dorato is also conducting a non-brokered private placement financing of up to 17,000,000 shares (the “Shares”) at a price of $0.60 per Share. Dorato intends to use the proceeds to fund the acquisition and exploration of the Mineral Claims and for general corporate purposes.

Since November 19, 2007 Dorato has been working to complete all necessary documentation to effect the acquisition of the Mineral Claims and complete its change of business. Dorato is in the process of completing and filing its Filing Statement with the TSX Venture Exchange. Dorato has also commissioned a Technical Report on the Mineral Claims in accordance with the requirements of National Instrument 43-101 and has submitted this report to the TSX Venture Exchange for review and comments.

Canaccord Capital Corporation has been retained as sponsor in regards to the transaction and has initiated its due diligence.

ON BEHALF OF THE BOARD:

(signed) “Anton J. Drescher,” President

For further information, please call: (604) 685-1017

Completion of the transaction is subject to a number of conditions, including Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the transaction, any information released or received with respect to the change of business may not be accurate or complete and should not be relied on. Trading in the securities of Dorato Resources Inc. should be considered highly speculative.

The TSX Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Cautionary Statements

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements, By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking statements. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.

#